FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus,
R Dañino*, A R Hill , R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea †,
C I von Christierson, G M Wilson
† British, Canadian, # Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Willie Jacobsz
Tel          +508 839-1188
Mobile     +857 241-7127
email       Willie.Jacobsz@
               gfexpl.com

Nikki Catrakilis-Wagner
Tel          +27 11 562-9706
Mobile     +27 (0) 83 309-6720
email       Nikki.Catrakilis-Wagner@
               goldfields.co.za

Media Enquiries

Sven Lunsche
Tel       +27 11 562-9763
Mobile +27 (0) 83 260-9279
email    Sven.Lunsche@
            goldfields.co.za
MEDIA RELEASE
GOLD FIELDS ACQUIRES IAMGOLD’S 18.9% MINORITY
STAKE IN THE TARKWA AND DAMANG GOLD MINES IN
GHANA FOR US$667 MILLION
Johannesburg, 15 April 2011. Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that it has
entered into a binding agreement with IAMGOLD Corporation to acquire its 18.9% minority stake in the Tarkwa and Damang gold mines in Ghana, for a cash consideration of US$667 million.

Upon completion of the proposed acquisition, Gold Fields will have increased its interest in each of the Tarkwa and Damang gold mines from 71.1% to 90%, the remaining 10% interest being held by the
Government of Ghana. The completion of the proposed acquisition, which is subject to certain condition precedent being met, including
Gold Fields shareholders approval, is expected by 31 July 2011.

Upon completion of this transaction Gold Fields will acquire:

· an additional 181,000 ounces of annual production at current cash costs of $540/oz and Notional Cash Expenditure 1 (NCE) of about $940/oz based on results for the six months ended 31
   December 2010;
· an additional 2.14 million reserve ounces at a cost of about $300 per ounce;
· an additional 3.27 million resource ounces at a cost of
  approximately US$198 per ounce;
· a significant resource and reserve upside potential, in particular at the Damang mine; and
· US$20 million in working capital.

Nick Holland, Chief Executive Officer of Gold Fields, said:

“The two most important guiding principles of our strategy are to grow our free cash flow by growing our margin per ounce and by increasing ounces produced on a per share basis. This transaction meets those requirements.
1
Notional Cash Expenditure (NCE) is the measure that Gold Fields introduced to show the true cost of operating. NCE includes all operating costs including G&A, all on- or near-mine exploration expenditure, as well as all capital expenditure, inclusive of maintenance as well as so-called growth capital. The delta between NCE and the spot gold price is cash flow available to pay tax, interest, greenfields exploration and dividends.

“Through this transaction we will consolidate our ownership in two world-class mines in a stable and mining friendly jurisdiction where we have been operating successfully for almost two decades and have a strong brand.

“This is a low-risk acquisition of ‘in-production ounces’ generating healthy free cash flow that will improve the overall quality of our portfolio and be accretive to our shareholders on a per share basis.

“This proposed acquisition, together with the recent offer to the minority shareholders in our Cerro
Corona mine in Peru, are important steps towards our objective of international diversification, and will contribute meaningfully to our target of growing our production base to five million ounces, either in production or in development, by 2015.”

As at 14 April 2011, Gold Fields’ economic interest in Gold Fields La Cima, owners of Cerro Corona, was 92.9% up from 80.7% before the offer was made. The offer closes in Peru later today.
ends

There will be global teleconference relating to this announcement on Monday, 18 April 2011, 16h30
(SA time).

Teleconference details:
DIAL IN NUMBERS
Country
Toll Number
Toll-free Number
South Africa
011 535-3600
0 800 200-648
USA
1 412 858-4600
1 800 860-2442
Australia
1 800 350-100
United Kingdom
0 800 917-7042
Canada
1 866 605 3852
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces.
Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in
Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 15 April 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs